Exhibit 10.2

46600 Landing Parkway

Fremont, California 94538

P. 408.240.8300

F. 408.321.0293

www.rackable.com

May 1, 2009

Tim Pebworth

Santa Clara, CA

Re:	Employment Terms

Dear Tim:

As you know, Rackable Systems, Inc. (“Rackable” or the “Company”) is in the process of acquiring certain assets and liabilities of SGI, Inc. (“SGI”) (the “Acquisition”). The closing of this Acquisition is currently scheduled to occur on or about May 8, 2009 (the “Closing Date”). Upon closing this Acquisition, Rackable would like to offer you employment in the position of Vice President and Chief Accounting Officer, on the following terms. If you accept this offer, your first day of employment with Rackable will be the first business day following the Closing Date (the “Rackable Hire Date”).

1.	POSITION. You will serve in an executive capacity and as required by the Company’s Chief Executive Officer (the “CEO”). You will be responsible for the Company’s accounting functions, with members of these functions reporting to you. You will report to the Chief Financial Officer. Of course, the Company may change your position, duties, and work location from time to time in its discretion subject to the terms of this offer letter agreement.

2.	COMPENSATION.

a.	Base Salary. Your initial annual base salary will be $205,000, less standard payroll deductions and withholdings. You will be paid bi-weekly in accordance with Company practice and policy.

b.

Performance Bonus. In addition, you will be eligible to earn a quarterly performance bonus[1] of $15,375, based upon the Company’s performance with respect to applicable performance targets which are expected to include revenue and profitability targets (“Targets”). The bonus payment shall be earned upon the fulfillments of Targets and is payable within a reasonable period of time. The Company will determine in its sole discretion whether the Targets have been achieved, whether you have earned a bonus, and the amount of any earned bonus. You must be employed on the bonus payment date to earn and be eligible to receive any bonus.

[1]

Performance bonuses are aligned to the Company’s quarterly financial reporting periods (each such quarter, a “Company Quarter”); your initial quarterly participation will be adjusted pro rata based upon your Start Date.

c.	Review of Compensation. Your base salary and bonus eligibility will be reviewed on an annual or more frequent basis by the Compensation Committee and are subject to change in the discretion of the Compensation Committee, subject to the terms of this offer letter agreement.

3.	EMPLOYEE BENEFITS. You will be eligible to participate in the Company’s standard employee benefit plans in accordance with the terms and conditions of the plans and applicable policies which may be in effect from time to time, and provided by the Company to its executive employees generally, including but not limited to group health insurance coverage, disability insurance, life insurance, ESPP, 401(k) Plan, and paid time off and paid holidays. You will be eligible for reimbursement of your legitimate and documented business expenses incurred in connection with your employment, pursuant to the Company’s standard reimbursement expense policy and practices. The Company may modify its benefits programs and policies from time to time in its discretion.

4.	PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT. As a condition of your employment, you are required to sign and abide by the Company’s Proprietary Information and Inventions Agreement (the “Non-Disclosure Agreement”), attached hereto as Exhibit A.

5.	SERVICE AS EMPLOYEE; OUTSIDE ACTIVITIES.

a.	Location and Duties. You will work at the Company’s corporate headquarters currently located in Fremont, California, subject to necessary business travel. During your employment with the Company, you will devote your best efforts and substantially all of your business time and attention (except for vacation periods and reasonable periods of illness or other incapacity permitted by the Company’s general employment policies) to the business of the Company.

b.	Company Policies. Your employment relationship with the Company shall also be governed by the general employment policies and practices of the Company, including but not limited to the policies contained in the Company’s Employee Handbook (except that if the terms of this letter differ from or are in conflict with the Company’s general employment policies or practices, this letter will control), and you will be required to abide by such general employment policies and practices of the Company.

c.	Other Activities. Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and with the prior written consent of the Board, you may serve as a director of other corporations and may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph.

d.

Conflict of Interest. During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant for or on behalf of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

6.	AT-WILL EMPLOYMENT RELATIONSHIP. Your employment relationship with the Company is at-will. Accordingly, both you and the Company may terminate the employment relationship at any time, with or without Cause (as defined below), and with or without advance notice.

7.	DEFINITIONS.

a.	Definition of “Cause.” For purposes of this offer letter agreement, “Cause” is defined as one or more of the following events: (i) the indictment or conviction for a felony or other crime, or any misdemeanor involving moral turpitude; (ii) the commission of any other act or omission involving fraud or intentional deceit with respect to the Company or any of its affiliates or any of their directors, stockholders, partners or members; (iii) any act or omission involving dishonesty that causes material injury to the Company or any of its affiliates or any of their directors, stockholders, partners or members; (iv) gross negligence with respect to the Company or any of its subsidiaries; (v) willful misconduct with respect to the Company or any of its subsidiaries; (vi) any other material breach of this agreement or any other agreement referred to herein (including the Non-Disclosure Agreement); provided, however, that, it shall only be deemed Cause pursuant to clause (vi) if you are given written notice describing the basis of Cause and, if the event is reasonably susceptible of cure, you fail to cure within thirty (30) days.

b.	Definition of “Good Reason.” For purposes of this offer letter agreement, “Good Reason” is defined as one or more of the following conditions that occur without your written consent: (i) the assignment to you, or the removal from you, of any duties or responsibilities that results in the material diminution of your authority, duties or responsibilities as Vice President and Chief Accounting Officer, including a Change in Control that results in your no longer serving as the Vice President and Chief Accounting Officer or any similar position; (ii) a material reduction by the Company of your base salary; (iii) the Company’s material breach of its obligations to you under this offer letter agreement; or (iv) your office relocation to a location more than fifty miles from your then present location; provided however that, it shall only be deemed Good Reason pursuant to the foregoing definition if (x) the Company is given written notice from you within ninety (90) days following the first occurrence of a condition that you consider to constitute Good Reason describing the condition and fails to remedy such condition within thirty (30) days following such written notice, and (y) you resign from employment within ninety (90) days following the end of the period within which the Company was entitled to remedy the condition constituting Good Reason but failed to do so.

c.	Definition of “Change in Control.” For purposes of this offer letter agreement, “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of either of the following events:

i.

There is consummated (A) a merger, consolidation or similar transaction involving (directly or indirectly) the Company or (B) a tender offer or exchange offer addressed to the stockholders of the Company and, in either event, immediately after the consummation of such merger, consolidation or similar transaction or such tender or exchange offer, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either

(A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction; or

ii.	There is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

The term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

8.	CHANGE IN CONTROL SEVERANCE BENEFITS. If, within 12 months following a Change in Control, your employment is terminated by the Company without Cause, or by you for Good Reason and such termination of employment constitutes a “separation from service” within the meaning of the Treas. Reg. §1.409A-1(h)(1), without regard to any alternative definitions thereunder; and if you sign, date, return to the Company and allow to become effective a release of all claims in a form satisfactory to the Company in its sole discretion (the “Release”); provided, however, that such effective date shall be no later than sixty (60) days following your termination of employment, then in lieu of any Severance Benefits set forth in Section 10 herein, you shall be entitled to receive the following severance benefits (the “Change in Control Severance Benefits”):

a.	The vesting of all unvested stock options and all unvested grants of restricted stock herein referred to and any subsequent grants of stock options, restricted stock or any other stock awards in future plans, shall accelerate in such amount equal to the number of shares that would vest over an additional twelve (12) month period as if you have continued to be an employee of the Company for additional twelve (12) months following your termination;

b.	You will be eligible to receive severance pay in the total amount equal to the sum of three (3) months of your base salary in effect as of the employment termination date. For purposes of this Section 9(b), “base salary” as used herein does not include any annual performance bonus or any other bonus payment. The severance pay will be subject to required payroll deductions and withholdings, and will be paid in six (6) equal installments over a period of three (3) months, with such payments made on the Company’s normal payroll schedule; provided, however, that any payments delayed pending the effective date of the Release shall be paid in arrears on the payroll date next following such effective date; and

c.

If you timely elect and continue to remain eligible for continued group health insurance coverage under federal COBRA law or, if applicable, state insurance laws (collectively, “COBRA”), the Company will pay your COBRA premiums sufficient to continue your group health insurance coverage at the same level in effect as of your employment termination date (including dependent coverage, if applicable) for three (3) months after the employment termination date; provided that, the Company’s obligation to pay your COBRA premiums will cease earlier if you become eligible for group health insurance coverage through a new employer and you must provide prompt written notice to the Company if you become eligible for group health insurance coverage through a new employer within three (3) months of your employment termination date.

9.	SEVERANCE BENEFITS. If, at any time other than during the 12 month period following a Change in Control, your employment is terminated by the Company without Cause, or by you for Good Reason and such termination of employment constitutes a “separation from service” within the meaning of the Treas. Reg. §1.409A-1(h)(1), without regard to any alternative definitions thereunder; and if you sign, date, return to the Company and allow to become effective a release of all claims in a form satisfactory to the Company in its sole discretion (the “Release”); provided, however, that such effective date shall be no later than sixty (60) days following your termination of employment, then you shall be entitled to receive the following severance benefits (the “Severance Benefits”):

a.	Severance pay in the total amount equal to the sum of three (3) months of your base salary in effect as of the employment termination date. The severance pay will be subject to required payroll deductions and withholdings, and will be paid in six (6) equal installments over a period of three (3) months, with such payments made on the Company’s normal payroll schedule; provided, however, that any payments delayed pending the effective date of the Release shall be paid in arrears on the payroll date next following such effective date. For purposes of this Section 10(a), “base salary” as used herein does not include any annual performance bonus or any other bonus payment; and

b.	If you timely elect and continue to remain eligible for COBRA, the Company will pay your COBRA premiums sufficient to continue your group health insurance coverage at the same level in effect as of your employment termination date (including dependent coverage, if applicable) for three (3) months after the employment termination date; provided that, the Company’s obligation to pay your COBRA premiums will cease earlier if you become eligible for group health insurance coverage through a new employer and you must provide prompt written notice to the Board if you become eligible for group health insurance coverage through a new employer within three (3) months of your employment termination date.

10.	CONDITIONS TO ELIGIBILITY TO SEVERANCE BENEFITS OR CHANGE IN CONTROL SEVERANCE BENEFITS. Notwithstanding the foregoing, you will not be eligible for the Severance Benefits or the Change in Control Severance Benefits if: (A) your employment is terminated for Cause, or if you resign for any reason that does not qualify as Good Reason; or (B) in the event that you materially breach the Non-Disclosure Agreement, the Release of claims, or any other obligations you owe to the Company after termination of your employment (including but not limited to the provisions of the Non-Disclosure Agreement), and the Company’s obligation to provide the Severance Benefits or the Change in Control Benefits (or to continue to provide such benefits) will cease immediately and in full as of the date of your breach.

11.

DEFERRED COMPENSATION. If the Company (or, if applicable, any successor entity thereto) determines that the severance payments and benefits provided to you pursuant to Section 9 or 10 (any such payments, the “Agreement Payments”) constitute “deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended

(together, with any state law of similar effect, “Section 409A”) and if you are a “specified employee” of the Company (or, if applicable, any successor entity thereto), as such term is defined in Section 409A(a)(2)(B)(i) (a “Specified Employee”), then, solely to the extent necessary to avoid the imposition of the adverse personal tax consequences under Section 409A, the timing of the Agreement Payments with be delayed as follows: on the earliest to occur of (1) the date that is six months and one day after the date of termination of your employment, and (2) the date of your death (such earliest date, the “Delayed Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (i) pay to you a lump sum amount equal to the sum of the Agreement Payments that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the Agreement Payments had not been delayed pursuant to this Section 10(d) and (ii) commence paying the balance of the Agreement Payments in accordance with the applicable payment schedule set forth in this Agreement. Prior to the imposition of any delay on the Agreement Payments as set forth above, it is intended that (A) each installment of the Agreement Payments be regarded as a separate “payment” for purposes of Treas. Reg. §1.409A-2(b)(2)(i), (B) all Agreement Payments satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treas. Reg. §1.409A-1(b)(4) and 1.409A-1(b)(9)(iii), and (C) the Agreement Payments consisting of COBRA premiums also satisfy, to the greatest extent possible, the exemption from the application of Section 409A provided under Treas. Reg. §1.409A-1(b)(9)(v).

12.	EXCISE TAX.

a.	Anything in this agreement to the contrary notwithstanding, if any payment or benefit that you would receive pursuant to this offer letter agreement or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount (defined below). The “Reduced Amount” shall be either (y) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax, or (z) the entire Payment, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in your receipt, on an after-tax basis, of the greatest amount of the Payment to you.

b.	If a reduction in the Payment is to be made, the reduction in payments and/or benefits shall occur, in a manner necessary to provide you with the greatest economic benefit. If more than one manner of reduction yields the greatest economic benefit, the payments and benefits shall be reduced pro rata.

c.	The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Payment Event shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Payment Event, a nationally recognized accounting firm appointed by the Board and reasonably approved by you shall make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

d.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time or times as requested by the Company or you. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. The Company shall be entitled to rely upon the accounting firm’s determinations, which shall be final and binding.

13.	DISPUTE RESOLUTION. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, execution, or interpretation of this agreement, your employment, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) or its successor, under the then applicable JAMS rules. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The Company shall pay all of JAMS’ arbitration fees. Nothing in this letter agreement shall prevent either you or the Company from obtaining injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration. The parties agree that the arbitrator shall award reasonable attorneys fees and costs to the prevailing party in any action brought hereunder, and the arbitrator shall have discretion to determine the prevailing party in an arbitration where multiple claims may be at issue.

14.	MISCELLANEOUS.

a.	General Provisions. This letter, including the attached Non-Disclosure Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to the subject matter hereof. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other agreements, promises, warranties or representations concerning its subject matter. Changes in your employment terms, other than those expressly reserved herein to the Company’s discretion, only can be made in a writing signed by a duly-authorized member of the Company and you. This letter agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter agreement shall be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles. Any ambiguity in this letter agreement shall not be construed against either party as the drafter. Any waiver of a breach of this letter agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This letter agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures.

b.	Legal Right to Work. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

15.	ACCEPTANCE. Please sign this letter and the attached Non-Disclosure Agreement and return them to me as soon as possible to accept employment with the Company on the terms set forth herein. We are very excited about having you join us as an employee and look forward to working with you.

Sincerely,

Rackable Systems, Inc.

/s/ Jennifer L. Pratt
Jennifer L. Pratt
Vice President of Human Resources

Understood and Agreed:

/s/ Tim Pebworth
Tim Pebworth

May 5, 2009
Date

Exhibit A – Invention and Non-Disclosure Agreement

EXHIBIT A

INVENTION AND NON-DISCLOSURE AGREEMENT